CUSIP No. 747582104	SCHEDULE 13D	Page 1 of 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11 )

QUALITY SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

747582104

(CUSIP Number)

Mary Ann Frantz

Miller Nash LLP

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon  97204

Telephone:  (503) 224-5858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ahmed Hussein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States of America and Egypt
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 9,334,700
8. Shared Voting Power: 0
9. Sole Dispositive Power: 9,334,700
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,334,700 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 15.9%
14.	Type of Reporting Person (See Instructions) IN

* Includes options to purchase 2,500 shares of the Issuer’s common stock.

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This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) amends and supplements the Schedule 13D filed by Ahmed Hussein as most recently amended and supplemented by Amendment No.10 to the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2008.

Item 1.  SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.01 per share (the “QSI Common Stock” or the “Shares”), of Quality Systems, Inc., a California corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 18111 Von Karman Avenue, Suite 700, Irvine, California 92612.

Item 2.  IDENTITY AND BACKGROUND

(a) – (c) Mr. Hussein’s address is 630 Fifth Avenue, Suite 2258, New York, New York 10111-0100.  He is chairman of the board of National Investment Company, Cairo, Egypt, which he founded in 1996.  Mr. Hussein’s principal occupation is managing investments for himself and his family.

(d) Mr. Hussein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Mr. Hussein, during the last five years, has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hussein has dual citizenship in Egypt and the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds for Mr. Hussein’s acquisition of Shares was his personal funds in the total amount of approximately $8 million.  All or part of the Shares held by Mr. Hussein may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to Mr. Hussein.  Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  PURPOSE OF TRANSACTION

Mr. Hussein continues to be deeply troubled by the deterioration in corporate governance at the Issuer. On numerous previous occasions, Mr. Hussein has publicly disclosed his concerns about the structure of the Issuer's board of directors and the corporate governance of the Issuer under the control of the Issuer's board chairman, Sheldon Razin.  Although Mr. Razin claims to be an independent director, he usurps the authority typically exercised by a chief executive officer whenever he chooses.  He maintains an office at company headquarters and gives instructions to management and the Issuer's general counsel.

Dictatorship leads to disastrous results.

For years, Mr. Hussein has been objecting that Mr. Razin's actions are totally inconsistent with his claim that he is an independent director.  Under the Issuer's bylaws, if Mr. Razin were deemed not to be independent, the board would be required to select one of the independent directors to serve as lead director.  In 2008, ISS, the leading provider of corporate governance solutions to the global financial community, supported Mr. Hussein's proposal to amend the Issuer's bylaws to revise the definition of independence to conform to ISS's policies.  As the Issuer's former CEO, Mr. Razin would not have been considered independent under that definition.  On repeated occasions, Mr. Hussein has called for a third-party evaluation of the status of the chairman and has offered to pay the reasonable expenses of hiring an independent advisor to perform that evaluation.  Ignoring Mr. Hussein's offer, the Issuer's board has consistently refused to address the question of the chairman's independence, independently of Mr. Razin.

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The Issuer's board membership is dominated by Mr. Razin's close associates.  Mr. Razin controls the nominating process, as well as the composition of the standing independent directors committees and the appointment of the committee chairs.  The minutes of the Issuer's board meetings support the conclusion that the board has no reason to meet except to ratify the decisions already made by the committees chosen and controlled by Mr. Razin, as the actions he puts forth for approval are never reversed or questioned.  Mr. Hussein, as well as his attorney on his behalf, has written on numerous occasions to comment on the board's actions as well as to request additional information.  The responses Mr. Hussein has received were either unsatisfactory or non-existent.  Mr. Hussein disclaims responsibility for the board's actions because he is denied any meaningful input, including participation on any of the board committees.

During 2010, another director brought to the board's attention the fact that Mr. Razin had, for the past seven years, signed forms certifying that he was a full-time employee of the Issuer in order to obtain coverage for himself and his wife under the Issuer's health insurance plan.  The board did not discuss the issue in any material fashion or address whether the certification had been made in error or deliberately.

The resolutions introduced by the director raised the foregoing issue, and also referenced allegations that had surfaced of improper expenditures of company funds by another director.  The resolutions called for (1) an independent third party investigation of the independence of the directors currently deemed independent and (2) a review and, if warranted, revision of the Issuer's current reporting system to promote more wide ranging and effective reporting of ethical violations.  Mr. Hussein reiterated his offer to reimburse from his personal funds the Issuer's reasonable expenses of carrying out the resolutions.  Despite this, the resolutions were defeated five votes to three with one abstention.  How can directors against whom allegations have been made not feel it incumbent upon them to abstain from voting on resolutions calling for those allegations to be addressed?  The board also voted not to include the text of the resolutions in the minutes of the board meeting, effectively suppressing the views of three independent directors.

Subsequently, the director who raised the issue of the certifications was not nominated for re-election at the 2010 annual meeting of shareholders.  This is one of several instances demonstrating Mr. Razin's power to cause the dismissal of a director who disagrees with him.  Such disagreement is extremely rare, as it results in the loss of director compensation.  Mr. Hussein has been able to secure his director seat and that of one other director only as a result of the voting power he has under the Issuer's cumulative voting provisions.

Prior to a recent board meeting, at the instruction of Mr. Razin and without any advance discussion by the board, the Issuer's counsel, with the assistance of an outside consultant, prepared for board approval resolutions authorizing the extension of health care expense coverage by the Issuer to Mr. Razin and his spouse.  Dr. Murray Brennan asked for an explanation of why Mr. Razin had proposed that he be provided with such benefits, but received no meaningful response.  All the directors except Mr. Hussein and Dr. Brennan voted to approve the extension of benefits to Mr. Razin.

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Mr. Hussein was co-chairman and lead director of the Issuer's board when Mr. Razin's employment as CEO was terminated in 2000.  The proxy materials Mr. Hussein filed in 2005 described the dire straits facing the Issuer in March 2000 and the circumstances of Mr. Razin's termination.  Although Mr. Razin was not entitled to any severance or post-termination benefits as an at-will employee, the then directors agreed to approve the severance benefits that Mr. Razin requested, including three additional years of health care coverage. But now, more than 11 years later, providing additional benefits to Mr. Razin is an unprecedented action by any board of a public company and is a waste of the shareholders' assets.

As discussed in Note 2 to the Issuer's audited financial statements included in its annual report on Form 10‑K for the fiscal year ended March 31, 2011, at the beginning of 2010, the Issuer became self-insured as to health care coverage up to stop-loss limits.  Due to the Issuer's self-insured status, the Issuer could easily be out-of-pocket thousands, if not hundreds of thousands, of dollars for the medical expenses of Mr. Razin and his spouse, especially in light of the significantly higher risk of serious medical issues among older persons. The Issuer does not otherwise provide health care benefits for retired or terminated employees beyond legal requirements, nor does it provide such benefits to its outside directors.  The directors who have a close relationship with Mr. Razin failed to acknowledge, discuss or address their potential conflict of interest when considering whether or not to approve the provision of additional benefits to Mr. Razin at the expense of the other shareholders.  In addition, Mr. Razin's position as board chairman creates a serious potential conflict with regard to administration of the Issuer's in-house plan.  In effect, he is both the insured and in control of the insurer.

Mr. Hussein asserts that the sorry state of corporate governance at the Issuer is having a detrimental effect on its current operations and is potentially more harmful to the future of the company.  Mr. Hussein is enthusiastic about the promise of the Issuer's proprietary software for the company and is a strong believer in the ability of IT healthcare companies to reduce the spiraling health care costs and save patients' lives, both in the United States and worldwide.  He is concerned, however, that the Issuer's financial results are adversely affected by the board's failure to perform its main function of exercising meaningful supervision over the development by senior management of a proposed strategic direction and resulting business plan for the Issuer, evaluating the reasonableness of the assumptions underlying the budget, and taking steps to hold senior management accountable for achievement of the business plan and the budget.  Mr. Hussein is also concerned about the accuracy of public disclosures made by the company.  The incidents described above are merely illustrations of the pattern of absolute control that Mr. Razin exercises over the board.   Mr. Hussein has considered resigning from the board, but at present he continues to believe that such action would be an abdication of his commitment to the shareholders who have voted for him and would adversely affect his ability to safeguard the significant personal investment he has made in the Issuer.

On September 4, 2008, the date of the Issuer's 2008 annual meeting of shareholders, Dr. Murray Brennan was elected as a director of the Issuer pursuant to Mr. Hussein's proxy solicitation.  Also on that date, Ibrahim Fawzy and Edwin Hoffman ceased to be reporting persons for purposes of this Schedule 13D.  Messrs. Fawzy and Hoffman were not re-elected as directors at the Issuer's 2008 annual meeting and have not participated in any proxy solicitations relating to the Issuer since that date.

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Mr. Hussein holds the Common Stock for investment.  Mr. Hussein does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein. Mr. Hussein intends to review his investment in the Issuer on a continuing basis and engage in discussions with management, the board and other shareholders of the Issuer, as well as other relevant parties, concerning the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial performance and strategic direction, actions taken by the Issuer's board, other investment opportunities available to Mr. Hussein, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, future developments at the Issuer, and his views of the manner in which the Issuer is governed in the future, Mr. Hussein may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation:

•        continuing to hold his shares of Common Stock for investment;

•        purchasing additional shares;

•        selling some or all of his shares;

•        pledging some or all of his shares as collateral for loans or margin accounts;

•        making  proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer;

•        commencing legal proceedings against certain directors of the Issuer;

•        continuing to call on the present independent directors of the Issuer to investigate the Chairman's independence, independently of the Chairman;

•        pursuing discussions with other shareholders and third parties regarding alternatives for corporate governance involving the Issuer or to maximize shareholder value therein;

•        seeking to change the composition of and/or seek further representation on the board and solicit proxies or written consents from other shareholders of the Issuer;

•        resigning as a director of the Issuer; or

•        changing his intention with respect to any and all matters referred to in this Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

The percentages used in this filing are calculated based on the number of shares of Common Stock, 58,818,000, reported as the number of outstanding shares as of October 26, 2011, in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2011.

(a)      Aggregate number of shares beneficially owned:  9,334,700

Percentage: 15.9%

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(b)     1.  Sole power to vote or to direct vote:  9,334,700

2.  Shared power to vote or to direct vote:  0

3.  Sole power to dispose or to direct the disposition:  9,334,700

  4.  Shared power to dispose or to direct disposition:  0

The Shares shown as beneficially owned include 2,500 Shares subject to an option exercisable within 60 days.

(c)   Mr. Hussein has not purchased or sold any shares of Common Stock during the past 60 days.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than an option agreement between the Issuer and Mr. Hussein relating to 5,000 Shares granted on September 9, 2008, with an exercise price of $22.81, vesting in four equal annual installments and expiring on September 9, 2015, and agreements between the Issuer and Mr. Hussein relating to grants of restricted stock and restricted stock units, Mr. Hussein has not entered into any agreements with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Form of Nonqualified Stock Option Agreement for 2005 Stock Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 5, 2007.
2	Form of Outside Directors Amended and Restated Restricted Stock Agreement. Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed February 9, 2010.
3	Form of Restricted Stock Unit Agreement. Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 15, 2011.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 10, 2011

/s/ Ahmed Hussein
Ahmed Hussein